Mail Stop 0306


June 20, 2005




Carl V. Schmidt, Chief Financial Officer
Reliability Incorporated
Post Office Box 218370
Houston, Texas  77218-8370


Via U S Mail and FAX [(281-492-0615)]


	Re:	Reliability Incorporated
	Form 8-K for Item 4.01
      Filed June 17, 2005
	File No. 0-7092


Dear Mr. Clark:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Mr. Carl V. Schmidt
Reliability Incorporated
June 20, 2005
Page 2


Form 8-K Filed April 4, 2005

1. Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. We see you have made this representation for only the most recent fiscal year. Please revise.

2. Please include a new letter from your former accountant stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item
304(a)(3) of Regulation S-K.





	Please file your response and amendment via EDGAR in response to this comment within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Mr. Carl V. Schmidt
Reliability Incorporated
June 20, 2005
Page 3



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions, please call me at (202) 551-3606. In my absence, you may call Michele Gohlke, Branch Chief at (202)
551-
3327.


							Sincerely,


							Jeanne Bennett
							Staff Accountant


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